	Pro Forma Camping World Holdings, Inc.		Historical CWGS, LLC				
	Six Months Ended	Fiscal Year Ended	Six Months Ended		Fiscal Year Ended		
	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013
	(unaudited)		(unaudited)				
	(in thousands, except per share data, margins and selected other operating data)						
Consolidated Statements of Income Data:							
Revenue:							
Consumer Services and Plans	$ 90,426	$ 174,600	$ 90,426	$ 86,845	$ 174,600	$ 162,598	$ 166,231
Retail							
New vehicles	988,232	1,607,790	988,232	846,658	1,607,790	1,176,838	1,030,687
Used vehicles	396,174	806,759	396,174	408,120	806,759	680,786	569,681
Parts, services and other	298,883	553,834	298,883	273,627	553,834	518,905	483,705
Finance and insurance, net	120,392	190,278	120,392	99,637	190,278	134,826	106,291
Subtotal	1,803,681	3,158,661	1,803,681	1,628,042	3,158,661	2,511,355	2,190,364
Total revenue	1,894,107	3,333,261	1,894,107	1,714,887	3,333,261	2,673,953	2,356,595
Costs applicable to revenue (exclusive of depreciation and amortization shown separately below):							
Consumer Services and Plans	39,118	81,749	39,118	40,792	81,749	74,065	82,128
Retail							
New vehicles	850,973	1,387,358	850,973	729,626	1,387,358	1,012,494	890,047
Used vehicles	321,234	652,235	321,234	329,996	652,235	551,702	457,718
Parts, services and other	156,261	297,957	156,261	144,220	297,957	280,345	264,039
Subtotal	1,328,468	2,337,550	1,328,468	1,203,842	2,337,550	1,844,541	1,611,804
Total costs applicable to revenue	1,367,586	2,419,299	1,367,586	1,244,634	2,419,299	1,918,606	1,693,932
Gross profit:							
Consumer Services and Plans	51,308	92,851	51,308	46,053	92,851	88,533	84,103
Retail							
New vehicles	137,259	220,432	137,259	117,032	220,432	164,344	140,640
Used vehicles	74,940	154,524	74,940	78,124	154,524	129,084	111,963
Parts, services and other	142,622	255,877	142,622	129,407	255,877	238,560	219,666
Finance and insurance, net	120,392	190,278	120,392	99,637	190,278	134,826	106,291
Subtotal	475,213	821,111	475,213	424,200	821,111	666,814	578,560
Total gross profit	526,521	913,962	526,521	470,253	913,962	755,347	662,663
Operating expenses:							
Selling, general and administrative	357,672	647,560	356,096	315,879	644,409	544,107	482,655
Depreciation and amortization	11,925	24,101	11,925	11,398	24,101	24,601	21,183
(Gain) loss on sale of assets	(248)	(237)	(248)	(665)	(237)	33	1,803
Total operating expenses	369,349	671,424	367,773	326,612	668,273	568,741	505,641
Income from operations	157,172	242,538	158,748	143,641	245,689	186,606	157,022
Other income (expense):							
Floor plan interest expense	(10,529)	(12,427)	(10,529)	(6,381)	(12,427)	(10,675)	(9,980)
Other interest expense, net	(23,960)	(50,491)	(25,325)	(26,362)	(53,377)	(46,769)	(74,728)
Loss on debt repayment	—	(4,740)	—	—	—	(1,831)	(49,450)
Other income (expense), net	(2)	1	(2)	—	1	(35)	(59)
Total other income (expense)	(34,491)	(67,657)	(35,856)	(32,743)	(65,803)	(59,310)	(134,217)
Income before income taxes	122,681	174,881	122,892	110,898	179,886	127,296	22,805
Income tax expense	(12,804)	(16,295)	(2,350)	(2,208)	(1,356)	(2,140)	(1,988)
Net income	$ 109,877	$ 158,586	$ 120,542	$ 108,690	$ 178,530	$ 125,156	$ 20,817
Pro forma net income per share data[(1)]:							
Pro forma weighted average shares of Class A common stock outstanding:							
Basic	17,106,889	17,106,889					
Diluted	82,062,775	82,062,775					
Pro forma net income available to Class A common stock per share:							
Basic	$ 0.95	$ 1.37					
Diluted	$ 0.89	$ 1.29					
Pro forma as adjusted net income per share data[(2)]:							
Pro forma as adjusted weighted average shares of Class A common stock outstanding:							
Basic	18,470,525	18,470,525					
Diluted	83,426,411	83,426,411					
Pro forma as adjusted net income available to Class A common stock per share:							
Basic	$ 0.88	$ 1.27					
Diluted	$ 0.88	$ 1.27					

	Historical CWGS, LLC				
	Six Months Ended		Fiscal Year Ended		
	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013
	(unaudited)				
	(in thousands, except per share data, margins and selected other operating data)				
Consolidated Statements of Cash Flows Data:					
Net cash provided by operating activities	$ 114,425	$ 91,545	$ 112,143	$ 44,064	$ 14,623
Net cash used in investing activities	$ (82,122)	$ (157,584)	$ (176,200)	$ (50,225)	$ (46,195)
Net cash (used in) provided by financing activities	$ (85,262)	$ (11,258)	$ 45,372	$ 80,366	$ 48,120
Selected Other Data:					
EBITDA[3]	$ 160,142	$ 148,658	$ 257,364	$ 198,666	$ 118,716
Adjusted EBITDA[3]	$ 161,146	$ 145,391	$ 253,718	$ 198,555	$ 168,481
Adjusted EBITDA Margin[4]	8.5%	8.5%	7.6%	7.4%	7.1%
Same store sales growth[5]	8.1%	14.5%	12.8%	6.8%	15.0%
Selected Other Operating Data:					
Active Customers[6]	3,280,907	3,052,376	3,131,961	2,845,612	2,645,503
New vehicle units sold	26,385	22,065	40,229	27,092	23,418
Used vehicle units sold	17,932	18,335	35,485	28,062	22,720

	Pro Forma Camping World Holdings, Inc.[7]	Pro Forma CWGS, LLC[8]	Historical CWGS, LLC
	June 30, 2016	June 30, 2016	June 30, 2016
	(unaudited)	(unaudited)	(unaudited)
		(in thousands)	
Consolidated Balance Sheets Data (at period end):			
Cash and cash equivalents	$ 93,143	$ 63,137	$ 39,066
Total assets	$1,473,567	$1,431,565	$1,407,494
Total debt[9]	$ 630,836	$ 827,082	$ 695,442
Total members'/stockholders' equity (deficit)	$ (35,253)	$ (392,586)	$ (285,017)

---

(1) See Note 6 to the unaudited pro forma consolidated statements of income for the year ended December 31, 2015 and the six months ended June 30, 2016 in ''Unaudited Pro Forma Consolidated Financial Information'' for the calculation of pro forma basic net income per share and pro forma diluted net income per share.

(2) See Note 7 to the unaudited pro forma consolidated statements of income for the year ended December 31, 2015 and the six months ended June 30, 2016 in ''Unaudited Pro Forma Consolidated Financial Information'' for the calculation of pro forma as adjusted basic net income per share and pro forma as adjusted diluted net income per share.

(3) EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define ''EBITDA'' as net income before other interest expense (excluding floor plan interest expense), provision for income taxes and depreciation and amortization. We define ''Adjusted EBITDA'' as EBITDA further adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, among other things, loss (gain) on debt repayment, loss (gain) on sale of assets and disposition of stores, monitoring fees, an adjustment to rent on right to use assets and other unusual or one-time items. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA and Adjusted EBITDA in the same manner. We present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

Management and our board of directors use EBITDA and Adjusted EBITDA:

• as a measurement of operating performance because they assist us in comparing the operating performance of our business on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

• for planning purposes, including the preparation of our internal annual operating budget and financial projections;

• to evaluate the performance and effectiveness of our operational strategies; and

• to evaluate our capacity to fund capital expenditures and expand our business.

By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. In addition, our Senior Secured Credit Facilities use EBITDA to measure our compliance with covenants such as consolidated leverage ratio. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in

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(2) The computation of pro forma net tangible book value (deficit) per share as of June 30, 2016 after giving effect to this offering is set forth below:

Numerator	
Book value of tangible assets	$ 2,247,233
Less: total liabilities	(2,425,537)
Pro forma net tangible book value (deficit)[a]	$ (178,304)
Denominator	
Shares of Class A common stock to be outstanding immediately after this offering and the Assumed Redemption[b]	83,263
Total	83,263
Pro forma net tangible book value (deficit) per share	$ (2.14)

[a] Gives pro forma effect to the Transactions (including this offering) and the Assumed Redemption. Pro forma net tangible book value (deficit) reflects a net increase from stockholders' equity of $222.8 million as a result of the issuance of our Class A common stock.

[b] Reflects 83,263,266 outstanding shares of Class A common stock, consisting of (i) 11,363,636 shares of Class A common stock to be issued in this offering, and (ii) the 71,899,630 shares described in note (1)(b) above. Does not reflect stock options and restricted stock units covering a total of 1,373,710 shares of our Class A common stock to be granted to certain of our directors and certain of our employees in connection with this offering as described under the captions ''Executive Compensation — Compensation of our Directors'' and ''Executive Compensation — Equity Compensation Plan Information — Compensation Programs To Be Adopted in Connection With This Offering — 2016 Incentive Award Plan.''

A $1.00 increase (decrease) in the assumed initial public offering price of $22.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $0.13, and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $0.87, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book (deficit) after the offering would be $(1.66) per share, the increase in pro forma net tangible book value (deficit) per share to existing stockholders would be $3.92 per share and the dilution in pro forma net tangible book value (deficit) to new investors would be $23.66 per share, in each case assuming an initial public offering price of $22.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes, as of June 30, 2016 after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $22.00 per share, which is the midpoint of

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UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

We have derived the unaudited pro forma statement of income for the year ended December 31, 2015 set forth below by the application of pro forma adjustments to the audited consolidated financial statements of CWGS Enterprises, LLC and its subsidiaries included elsewhere in this prospectus. We have derived the unaudited pro forma statement of income for the six months ended June 30, 2016 and the unaudited pro forma consolidated balance sheet as of June 30, 2016 set forth below by the application of pro forma adjustments to the unaudited consolidated financial statements of CWGS Enterprises, LLC and its subsidiaries included elsewhere in this prospectus.

The unaudited pro forma statement of income for the year ended December 31, 2015 and the six months ended June 30, 2016, and the unaudited pro forma consolidated balance sheet as of June 30, 2016, present our consolidated results of income and financial position to give pro forma effect to the Recapitalization, the payment of certain special distributions to the members of CWGS, LLC subsequent to June 30, 2016, all of the other Transactions described in ''Our Organizational Structure,'' the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters' option to purchase additional shares), and the application of the net proceeds by us and CWGS, LLC from this offering and the other transactions described elsewhere in this section, as if all such transactions had been completed as of January 1, 2015 with respect to the unaudited condensed consolidated pro forma statement of income, and as of June 30, 2016, with respect to the unaudited pro forma balance sheet data. The unaudited pro forma financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

The pro forma adjustments principally give effect to the following items:

- the Recapitalization as described in ''Our Organizational Structure'';

- a $5.8 million special distribution paid on July 5, 2016 and a $1.8 million special distribution paid on September 7, 2016 to the members of CWGS, LLC;

- the other Transactions described in ''Our Organizational Structure'';

- this offering and the payment by us of fees and expenses related to this offering and the use of a portion of the proceeds by CWGS, LLC (from the sale of common units to us using the proceeds of this offering) to repay a portion of the outstanding borrowings under our Term Loan Facility as described in ''Use of Proceeds;'' and

- a provision for federal, state and local income taxes of Camping World Holdings, Inc. as a taxable corporation at an effective rate of 38.6% and 38.5% for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates applied to income apportioned to each state and local jurisdiction.

The unaudited pro forma financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 1,704,545 shares of Class A common stock from us.

As described in greater detail under ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement,'' in connection with the closing of this offering, we will enter into the Tax Receivable Agreement with CWGS, LLC, each of the Continuing Equity Owners and Crestview Partners II GP, L.P. that will provide for the payment by Camping World Holdings, Inc. to such persons of 85% of the amount of tax benefits, if any, that Camping World Holdings, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in tax basis resulting from the

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purchase of common units from Crestview Partners II GP, L.P. in exchange for Class A common stock in connection with the consummation of this offering and any future redemptions that are funded by Camping World Holdings, Inc. or exchanges of common units, and (ii) certain other tax benefits attributable to payments made under the Tax Receivable Agreement. Due to the uncertainty in the amount and timing of future redemptions or exchanges of common units by the Continuing Equity Owners, the unaudited pro forma consolidated financial information assumes that no redemptions or exchanges of common units have occurred and therefore no increases in tax basis in CWGS, LLC's assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information, other than the purchase of common units from Crestview Partners II GP, L.P. in exchange for Class A common stock in connection with the consummation of this offering. However, if all of the Continuing Equity Owners were to have their common units redeemed, we would recognize a deferred tax asset of approximately $938 million and a liability of approximately $798 million, representing 85% of the tax benefits due to the Continuing Equity Owners (of which approximately 63.9%, 32.4% and 3.7% of the tax benefits would be attributable to ML Acquisition, funds controlled by Crestview Partners II GP, L.P. and the Former Profit Unit Holders, respectively), assuming (i) all exchanges occurred on the same day; (ii) a price of $22.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 38.5%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of common units exchanged by the Continuing Equity Owners, our deferred tax asset would increase (decrease) by approximately $47 million and the related liability would increase (decrease) by approximately $40 million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $22.00 per share, our deferred tax asset would increase (decrease) by approximately $36 million and the related liability would increase (decrease) by approximately $30 million, assuming that the number of common units exchanged by the Continuing Equity Owners and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

As described in the ''Transactions,'' the unaudited pro forma financial statements reflect the acquisition of the equity interests in CWGS, LLC and does not result in a change in the book basis of CWGS, LLC as such transactions are between entities under common control.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs. Camping World Holdings, Inc. was formed on March 8, 2016 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in the unaudited pro forma statement of income.

The unaudited pro forma financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period. You should read our unaudited pro forma financial information and the accompanying notes in conjunction with all of the historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in ''Risk Factors,'' ''Use of Proceeds,'' ''Capitalization,'' ''Selected Historical and Pro Forma Consolidated Financial Data'' and ''Management's Discussion and Analysis of Financial Condition and Results of Operations.''

Camping World Holdings, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2016
(amounts in thousands)

	Historical CWGS, LLC[1]	Recapitalization Adjustments[2]	Other Distributions[11]	Pro Forma CWGS, LLC	Transaction Adjustments	Offering Adjustments	Pro Forma Camping World Holdings, Inc.
Assets							
Cash and cash equivalents	$ 39,066	$ 31,640[2]	$(7,569)	$ 63,137	6[6]	$ 30,000[3][4][9]	$ 93,143
Contracts in transit	65,918	—		65,918	—	—	65,918
Accounts receivable, net	59,760	—		59,760	—	—	59,760
Inventories, net	915,153	—		915,153	—	—	915,153
Prepaid expenses and other assets	25,986	—		25,986	—	(3,452)[4]	22,534
Deferred tax asset	153	—		153	—	—	153
Total current assets	1,106,036	31,640	(7,569)	1,130,107	6	26,548	1,156,661
Property and equipment, net	131,004	—		131,004	—	—	131,004
Deferred tax asset	4,609	—		4,609	15,448[10]	—	20,057
Intangible assets, net	2,542	—		2,542	—	—	2,542
Goodwill	146,735	—		146,735	—	—	146,735
Other assets	16,568	—		16,568	—	—	16,568
Total assets	$1,407,494	$ 31,640	$(7,569)	$1,431,565	$ 15,454	$ 26,548	$1,473,567
Liabilities and members' / stockholders' equity (deficit)							
Current liabilities:							
Accounts payable	$ 107,591	—		107,591	—	—	$ 107,591
Accrued liabilities	92,237	—		92,237	—	—	92,237
Deferred revenues and gains	65,818	—		65,818	—	—	65,818
Current portion of capital lease obligation	1,420	—		1,420	—	—	1,420
Current portion of long-term debt	39,422	7,500[2]		46,922	—	(11,134)[9]	35,788
Notes payable — floor plan	623,571	—		623,571	—	—	623,571
Other current liabilities	21,216	—		21,216	—	—	21,216
Total current liabilities	951,275	7,500	—	958,775	—	(11,134)	947,641
Capital lease obligations	1,347	—		1,347	—	—	1,347
Right to use liabilities	15,093	—		15,093	—	—	15,093
Long-term debt, net of current portion	656,020	124,140[2]		780,160	—	(185,112)[9]	595,048
Deferred revenues and gains	53,576	—		53,576	—	—	53,576
Other long-term liabilities	15,200	—		15,200	13,130[10]	—	28,330
Total liabilities	1,692,511	131,640	—	1,824,151	13,130	(196,246)	1,641,035
Commitments and contingencies							
Membership units, 153,796 units authorized and issued	—	(100,000)[2]	(7,569)	—	—	—	—
Members' deficit	(285,017)			(392,586)	392,586[5]		
Class A common stock	—	—		—	71[7]	114[3]	185
Class B common stock	—	—		—	6[6]	—	6
Class C common stock	—	—		—	—[6]	—	—
Preferred stock	—	—		—	—	—	—
Additional paid-in capital	—	—		—	3,206[8][10]	226,836[3][4]	230,042
Accumulated deficit	—	—		—	(39,528)[5][7][8]	(225,958)[5][9]	(265,486)[12]
Members'/stockholders' equity (deficit) attributable to Camping World Holdings, Inc.	(285,017)	(100,000)	(7,569)	(392,586)	356,341	992	(35,253)
Non-controlling interest	—	—		—	(354,017)[5]	221,802[5]	(132,215)
Total liabilities and members' /stockholders' equity (deficit)	$1,407,494	$ 31,640	$(7,569)	$1,431,565	$ 15,454	$ 26,548	$1,473,567

See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

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Camping World Holdings, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1) Camping World Holdings, Inc. was formed on March 8, 2016 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated balance sheet.

(2) On September 21, 2016, we amended the credit agreement governing our Senior Secured Credit Facilities (as defined herein) to, among other things, provide for incremental term loan borrowings of $135.0 million, increase the capacity for payments by the Borrower to CWGS, LLC for payment of regular quarterly distributions to its common unit holders, including us, and permit a $100.0 million special distribution of a portion of such incremental borrowings under our Senior Secured Credit Facilities from the Borrower (as defined herein) to CWGS, LLC for a distribution to its members, which was also made on September 21, 2016. This adjustment represents the recognition of the incremental borrowings under the Senior Secured Credit Facilities of $135.0 million, net of deferred financing fees and original issue discount of $2.7 million and $0.7 million, respectively, and the $100.0 million distribution as if such debt was incurred and such distribution was declared and paid on June 30, 2016.

(3) We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions but before estimated offering expenses, of $6.8 million, will be approximately $233.8 million, based on an assumed initial public offering price of $22.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This amount has been determined based on the assumption that the underwriters' option to purchase additional shares of our Class A common stock is not exercised. A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below.

Assumed initial public offering price per share	$ 22.00
Shares of Class A common stock issued in this offering	11,363,636
Gross proceeds	249,999,992
Less: underwriting discounts and commissions and offering expenses (including amounts previously deferred of $3.5 million)	23,050,000
Net cash proceeds	$226,949,992

(4) We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in prepaid expenses and other assets on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(5) Upon completion of the Transactions, we will become the sole managing member of CWGS, LLC. Although we will have a minority economic interest in CWGS, LLC, we will have the sole voting interest in, and control the management of, CWGS, LLC. As a result, we will consolidate the financial results of CWGS LLC and will report a non-controlling interest related to the common units of CWGS, LLC held by the Continuing Equity Owners on our consolidated

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balance sheet. The computation of the non-controlling interest following the consummation of this offering, based on the assumed initial public offering price, is as follows:

	Units	Percentage
Interest in CWGS, LLC by Camping World Holdings, Inc.	18,427,352	22.1%
Non-controlling interest in CWGS, LLC by Continuing Equity Owners	64,835,914	77.9%
	83,263,266	100.0%

If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, Camping World Holdings, Inc. would own 23.7% of the common units of CWGS LLC and the Continuing Equity Owners would own the remaining 76.3% of the common units of CWGS LLC.

Following the consummation of this offering, the common units of CWGS, LLC held by the Continuing Equity Owners, representing the non-controlling interest, will be redeemable at each of their options, for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), new-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.''

The Transaction adjustments include adjustments to transfer pro forma CWGS, LLC members' deficit to accumulated deficit and report a non-controlling interest equal to the Continuing Equity Owners' economic interest in CWGS, LLC of 90.2% after giving effect to the Former Equity Owners' exchange of 7,063,716 common units for 7,063,716 shares of Class A common stock. The following table describes such Transaction adjustments ($ in thousands):

Non-controlling interest	
Members' deficit—CWGS, LLC	$(392,586)
Former Equity Owners' Class A common stock economic interest in CWGS, LLC	9.8%
Members' deficit attributable to Former Equity Owners' Class A common stock	(38,569)
Members' deficit attributable to Continuing Equity Owners—non-controlling interest	$(354,017)

The Offering adjustments include adjustments to report a non-controlling interest equal to the Continuing Equity Owners' economic interest in CWGS, LLC of 77.9%, after giving effect to the issuance of 11,363,636 shares of Class A common stock in this offering and the Former Equity Owners' exchange of 7,063,716 common units for 7,063,716 shares of Class A common stock, based on the pro forma CWGS, LLC members' deficit adjusted for the net proceeds received from the sale of common units to Camping World Holdings, Inc., less offering expenses paid by

CWGS, LLC which are included in additional paid-in capital, and the loss on debt repayment. The following table describes such Offering adjustments ($ in thousands):

Non-controlling interest	
Members' deficit—CWGS, LLC	$(392,586)
Purchase of CWGS, LLC common units with net proceeds of the offering	230,402
Offering expense paid by CWGS, LLC	(3,452)
Profit unit recognition—additional paid in capital	888
Profit unit recognition—accumulated deficit	(888)
Accumulated deficit—write off of prorated portion of original issue discount and capitalized finance costs	(4,156)
CWGS, LLC members' equity after the offering	(169,792)
Continuing Equity Owners' interest in CWGS, LLC	77.9%
Members' deficit attributable to Continuing Equity Owners—non-controlling interest	(132,215)
Less non-controlling interest included in the "Transaction Adjustments" column	(354,017)
Non-controlling interest—"Offering Adjustments" column	$ 221,802

(6) In connection with this offering, we will issue (i) 62,002,729 shares of Class B common stock to the Continuing Equity Owners (other than the Former Profit Unit Holders), on a one-to-one basis with the number of common units of CWGS, LLC they own and (ii) one share of Class C common stock to ML RV Group, in each case, for nominal consideration. Holders of our Class B common stock and Class C common stock, along with the holders of our Class A common stock, will have certain voting rights as described under "Description of Capital Stock," but holders of our Class B common stock and Class C common stock will not be entitled to receive any distributions from or participate in any dividends declared by our board of directors.

(7) In connection with this offering, the Former Equity Owners will exchange 7,063,716 of their indirect ownership interest in common units of CWGS, LLC for 7,063,716 shares of Class A common stock on a one-to-one basis.

(8) This adjustment represents the total increase in compensation expense we expect to incur following the completion of this offering as a result of the following:

  • $0.7 million of compensation expense to be recognized in connection with the exercise of the outstanding vested Profit Units; and

  • $0.2 million of compensation expense to be recognized in connection with the accelerated vesting of the outstanding Profits Units in connection with this offering.

These adjustments are non-recurring in nature and, as such, have not been included as adjustments in the unaudited pro forma consolidated statements of income.

(9) CWGS, LLC intends to use the $230.4 million in net proceeds it receives from the sale of common units to Camping World Holdings, Inc. to repay $200.4 million of outstanding borrowings under our Term Loan Facility and the remainder for general corporate purposes. The repayment of a portion of our borrowings under our Term Loan Facility resulted in a $4.2 million loss on debt repayment as the result of the write-off of a portion of the unamortized original issue discount and capitalized finance costs.

(10) We expect to obtain an increase in the tax basis of our share of the assets of CWGS, LLC when common units are redeemed or exchanged by the Continuing Equity Owners and other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts

that we would otherwise pay in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In connection with the consummation of this offering, we will enter into a tax receivable agreement with CWGS, LLC, each of the Continuing Equity Owners and Crestview Partners II GP, L.P. that will provide for the payment by us to the Continuing Equity Owners and Crestview Partners II GP, L.P. of 85% of the amount of tax benefits, if any, that we actually realize or in some cases are deemed to realize as a result of (i) increases in the tax basis of the assets of CWGS, LLC resulting from the purchase of common units from Crestview Partners II GP, L.P. in exchange for Class A common stock in connection with the consummation of this offering and any future redemptions or exchanges of common units or any prior sales of interests in CWGS, LLC and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement.''

The exchange by Crestview Partners II GP, L.P. in connection with this offering of certain of their common units for 1,674,421 shares of Class A common stock (based on the midpoint of the price range set forth on the cover page of this prospectus) will trigger an increase in the tax basis of the assets of CWGS, LLC subject to the provisions of the Tax Receivable Agreement. Assuming a public offering price of $22.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), we will recognize a deferred tax asset in the amount of $15.4 million and a liability of $13.1 million, representing 85% of the tax benefits due to Crestview Partners II GP, L.P. and an adjustment to additional paid-in capital for the difference.

(11) The pro forma data in this column gives effect to $5.8 million and $1.8 million special distributions paid on July 5, 2016 and September 7, 2016, respectively, as if such special distributions were declared and paid on June 30, 2016.

(12) The reconciliation of CWGS, LLC members' deficit to Camping World Holdings, Inc. accumulated deficit as of June 30, 2016 is as follows ($ in thousands):

Accumulated deficit—''Transaction Adjustments'' column	
Transfer of members' deficit to accumulated deficit	$(392,586)
Non-controlling interest	354,017
Compensation expense recognized upon exercise of the outstanding Profit Units	(888)
Transfer of the par value of the Class A common stock from accumulated deficit to Class A common stock as a result of the exchange of common units by the Former Equity Owners	(71)
Accumulated deficit	(39,528)
Accumulated deficit—''Offering Adjustments'' column	
Loss on repayment of debt as a result of the write-off of the pro rata portion of unamortized original issue discount and capitalized finance costs	(4,156)
Offset to the non-controlling interest	(221,802)
Accumulated deficit	(225,958)
Total pro forma Camping World Holdings, Inc. accumulated deficit	$(265,486)

89

Camping World Holdings, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Income for the
Six Months Ended June 30, 2016

(in thousands, except per share data)	Historical CWGS, LLC[1]	Recapitalization Transactions[2]	Pro Forma CWGS, LLC	Transaction Adjustments	Offering Adjustments	Pro Forma Camping World Holdings, Inc.
Revenue:						
Consumer Services and Plans	$ 90,426	—	$ 90,426	—	—	$ 90,426
Retail						
New vehicles	988,232	—	988,232	—	—	988,232
Used vehicles	396,174	—	396,174	—	—	396,174
Parts, services and other	298,883	—	298,883	—	—	298,883
Finance and insurance, net	120,392	—	120,392	—	—	120,392
Subtotal	1,803,681	—	1,803,681	—	—	1,803,681
Total revenue	1,894,107	—	1,894,107	—	—	1,894,107
Costs applicable to revenue (exclusive of depreciation and amortization shown separately below):						
Consumer Services and Plans	39,118	—	39,118	—	—	39,118
Retail						
New vehicles	850,973	—	850,973	—	—	850,973
Used vehicles	321,234	—	321,234	—	—	321,234
Parts, services and other	156,261	—	156,261	—	—	156,261
Subtotal	1,328,468	—	1,328,468	—	—	1,328,468
Total costs applicable to revenue	1,367,586	—	1,367,586	—	—	1,367,586
Gross profit:						
Consumer Services and Plans	51,308	—	51,308	—	—	51,308
Retail						
New vehicles	137,259	—	137,259	—	—	137,259
Used vehicles	74,940	—	74,940	—	—	74,940
Parts, services and other	142,622	—	142,622	—	—	142,622
Finance and insurance, net	120,392	—	120,392	—	—	120,392
Subtotal	475,213	—	475,213	—	—	475,213
Total gross profit	526,521	—	526,521	—	—	526,521
Operating expenses:						
Selling, general and administrative	356,096	—	356,096	—	1,576[3]	357,672
Depreciation and amortization	11,925	—	11,925	—	—	11,925
Loss on sale of assets	(248)	—	(248)	—	—	(248)
Total operating expenses	367,773	—	367,773	—	1,576	369,349
Income from operations	158,748	—	158,748	—	(1,576)	157,172
Other income (expense):						
Floor plan interest expense	(10,529)	—	(10,529)	—	—	(10,529)
Other interest expense, net	(25,325)	(4,561)[2]	(29,886)	—	5,926[8]	(23,960)
Loss on debt repayment	—	—	—	—	—	—
Other income (expense), net	(2)	—	(2)	—	—	(2)
Total other income (expense)	(35,856)	(4,561)	(40,417)	—	5,926	(34,491)
Income before income taxes	122,892	(4,561)	118,331	—	4,350	122,681
Income tax expense	(2,350)	—	(2,350)	—	(10,454)[4]	(12,804)
Income from continuing operations	120,542	(4,561)	115,981	—		
Net income	$ 120,542	$ (4,561)	$ 115,981	$ —	$ (6,104)	$ 109,877
Net income attributable to non-controlling interests	—	—	—	104,587[5]	(10,887)[5]	93,700
Net income attributable to Camping World Holdings, Inc.	$ 120,542	$ (4,561)	$ 115,981	$ (104,587)	$ 4,783	$ 16,177
Pro forma net income per share data[6]:						
Weighted-average shares of Class A common stock outstanding:						
Basic						17,106,889
Diluted						82,062,775
Net income available to Class A common stock per share:						
Basic						$ 0.95
Diluted						$ 0.89
Pro forma as adjusted net income per share data[7]:						
Weighted-average shares of Class A common stock outstanding:						
Basic						18,470,525
Diluted						83,426,411
Net income available to Class A common stock per share:						
Basic						$ 0.88
Diluted						$ 0.88

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Income.

90

Camping World Holdings, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Income for the

Year Ended December 31, 2015

(in thousands, except per share data)	Historical CWGS, LLC[1]	Recapitalization Transactions[2]	Pro Forma CWGS, LLC	Transaction Adjustments	Offering Adjustments	Pro Forma Camping World Holdings, Inc.
Revenue:						
Consumer Services and Plans	$ 174,600	—	$ 174,600	—	—	$ 174,600
Retail	—	—	—	—	—	
New vehicles	1,607,790	—	1,607,790	—	—	1,607,790
Used vehicles	806,759	—	806,759	—	—	806,759
Parts, services and other	553,834	—	553,834	—	—	553,834
Finance and insurance, net	190,278	—	190,278	—	—	190,278
Subtotal	3,158,661	—	3,158,661	—	—	3,158,661
Total revenue	3,333,261	—	3,333,261	—	—	3,333,261
Costs applicable to revenue:						
Consumer Services and Plans	81,749	—	81,749	—	—	81,749
Retail	—	—	—	—	—	
New vehicles	1,387,358	—	1,387,358	—	—	1,387,358
Used vehicles	652,235	—	652,235	—	—	652,235
Parts, services and other	297,957	—	297,957	—	—	297,957
Subtotal	2,337,550	—	2,337,550	—	—	2,337,550
Total costs applicable to revenue	2,419,299	—	2,419,299	—	—	2,419,299
Gross profit:						
Consumer Services and Plans	92,851	—	92,851	—	—	92,851
Retail	—	—	—	—	—	
New vehicles	220,432	—	220,432	—	—	220,432
Used vehicles	154,524	—	154,524	—	—	154,524
Parts, services and other	255,877	—	255,877	—	—	255,877
Finance and insurance, net	190,278	—	190,278	—	—	190,278
Subtotal	821,111	—	821,111	—	—	821,111
Total gross profit	913,962	—	913,962	—	—	913,962
Operating expenses:						
Selling, general and administrative	644,409	—	644,409	—	3,151[3]	647,560
Depreciation and amortization	24,101	—	24,101	—	—	24,101
(Gain) loss on sale of assets	(237)	—	(237)	—	—	(237)
Total operating expenses	668,273	—	668,273	—	3,151	671,424
Income from operations	245,689	—	245,689	—	(3,151)	242,538
Other income (expense)						
Floor plan interest expense	(12,427)	—	(12,427)	—	—	(12,427)
Other interest expense, net	(53,377)	(8,952)[2]	(62,329)	—	11,838[8]	(50,491)
Loss on debt repayment	—	—	—	—	(4,740)[8]	(4,740)
Other income (expense), net	1	—	1	—	—	1
Total other income (expense)	(65,803)	(8,952)	(74,755)	—	7,098	(67,657)
Income before income taxes	179,886	(8,952)	170,934	—	3,947	174,881
Income tax expense	(1,356)	—	(1,356)	—	(14,939)[4]	(16,295)
Net income	$ 178,530	$ (8,952)	$ 169,578	$ —	$ (10,992)	$ 158,586
Net income attributable to non-controlling interests	—	—	—	152,918[5]	(17,797)[5]	135,121
Net income attributable to Camping World Holdings, Inc.	$ 178,530	$ (8,952)	$ 169,578	$ (152,918)	$ 6,805	$ 23,465
Pro forma net income per share data(6):						
Weighted-average shares of Class A common stock outstanding:						
Basic						17,106,889
Diluted						82,062,775
Net income available to Class A common stock per share:						
Basic						$ 1.37
Diluted						$ 1.29
Pro forma as adjusted net income per share data(7):						
Weighted-average shares of Class A common stock outstanding:						
Basic						18,470,525
Diluted						83,426,411
Net income available to Class A common stock per share:						
Basic						$ 1.27
Diluted						$ 1.27

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Income.

91

⊥

Camping World Holdings, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statements of Income

(1) Camping World Holdings, Inc. was formed on March 8, 2016 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in these unaudited pro forma consolidated statements of income.

(2) On September 21, 2016, we amended the credit agreement governing our Senior Secured Credit Facilities to, among other things, provide for incremental term loan borrowings of $135.0 million, increase the capacity for payments by the Borrower to CWGS, LLC for payment of regular quarterly distributions to its common unit holders, including us, and permit a $100.0 million special distribution of a portion of such incremental borrowings under our Senior Secured Credit Facilities from the Borrower (as defined herein) to CWGS, LLC for a distribution to its members, which was also made on September 21, 2016. Accordingly, pro forma adjustments have been made to reflect an increase in interest expense of $9.0 million and $4.6 million for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, computed at weighted-average interest rates of 5.7% and 5.9%, respectively, in each case as if the additional borrowings had been incurred on January 1, 2015.

(3) This adjustment represents the increase in compensation expense we expect to incur following the completion of this offering. We expect to grant 1,210,565 stock options and 163,145 restricted stock units to our directors and certain employees in connection with this offering. This amount was calculated assuming the stock options and restricted stock units were granted on January 1, 2015 with the stock options having an exercise price equal to $22.00 per share, the assumed initial public offering price based on the midpoint of the price range set forth on the cover page of this prospectus. The grant date fair values of the stock options were determined using the Black-Scholes valuation model using the following assumptions:

Expected volatility	36.29%
Expected dividend yield	1.10%
Expected term (in years)	6.25
Risk-free interest rate	1.31%

(4) CWGS, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by CWGS, LLC will flow through to its partners, including us, and is generally not subject to tax at the CWGS, LLC level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income of CWGS, LLC. As a result, the unaudited pro forma consolidated statements of income reflect adjustments to our income tax expense to reflect an effective income tax rate of 38.6% and 38.5% for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, which were calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

The income tax expense for the Offering adjustments is determined using the Continuing Equity Owners' economic interest in CWGS, LLC of 77.9%, after giving effect to the issuance of 11,363,636 shares of Class A common stock in this offering and the Former Equity Owners' exchange of 7,063,716 common units for 7,063,716 shares of Class A common stock, based on the pro forma CWGS, LLC income before income taxes adjusted for stock option expense, the loss on repayment of debt and the reduction in interest expense as a result of the repayment of a portion of the outstanding borrowings under the Term Loan Facility. The effective tax rate derived from the face of the unaudited pro forma consolidated statement of

92

⊤

income will be lower than the stated effective tax rate as the effective tax rate is only applied to the 22.1% of the income before taxes based on Camping World Holdings, Inc.'s economic interest in CWGS, LLC. Our pro forma allocable share of taxable income from CWGS, LLC was $38.7 million and $27.2 million, and our income tax was $14.9 million and $10.5 million, respectively, for the year ended December 31, 2015 and the six months ended June 30, 2016.

(5) Upon completion of the Transactions, Camping World Holdings, Inc. will become the sole managing member of CWGS, LLC. Although we will have a minority economic interest in CWGS, LLC, we will have the sole voting interest in, and control the management of, CWGS, LLC. As a result, we will consolidate the financial results of CWGS, LLC and will report a non-controlling interest related to the common units of CWGS, LLC held by the Continuing Equity Owners on our consolidated statements of income. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, Camping World Holdings, Inc. will own 22.1% of the common units of CWGS LLC and the Continuing Equity Owners will own the remaining 77.9% of the common units of CWGS LLC. Net income attributable to non-controlling interests will represent 77.9% of the income before income taxes of Camping World Holdings, Inc. These amounts have been determined based on the assumption that the underwriters' option to purchase 1,704,545 additional shares of our Class A common stock is not exercised. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, Camping World Holdings, Inc. will own 23.7% of the common units of CWGS, LLC and the Continuing Equity Owners will own the remaining 76.3% of the common units of CWGS, LLC and net income attributable to non-controlling interests would represent 76.3% of the income before income taxes of Camping World Holdings, Inc.

The Transaction adjustments include adjustments to report pro forma CWGS, LLC net income attributable to non-controlling interests equal to the Continuing Equity Owners' economic interest in CWGS, LLC of 90.2% after giving effect to the Former Equity Owners' exchange of 7,063,716 common units for 7,063,716 shares of Class A common stock.

The Offering adjustments include adjustments to report a non-controlling interest equal to the Continuing Equity Owners' economic interest in CWGS, LLC of 77.9%, after giving effect to the issuance of 11,363,636 shares of Class A common stock in this offering and the Former Equity Owners' exchange of 7,063,716 common units for 7,063,716 shares of Class A common stock, based on the pro forma CWGS, LLC net income adjusted for stock option expense, the loss on repayment of debt, and the reduction in interest expense as a result of the repayment of a portion of the outstanding borrowings under the Term Loan Facility.

(6) Pro forma basic net income per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock and Class C common stock are not entitled to receive any distributions or dividends and have no rights to convert into Class A common stock. When a common unit is exchanged for, at our election, cash or Class A common stock by a Continuing Equity Owner who holds shares of our Class B common stock, such Continuing Equity Owner will be required to surrender a share of Class B common stock, which we will cancel for no consideration. Therefore, we did not include shares of our Class B common stock and Class C common stock in the computation of pro forma basic or diluted net income

per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share:

(in thousands, except per share data)	Year ended December 31, 2015	Six months ended June 30, 2016
Basic net income per share:		
Numerator		
Net income	$ 158,586	$ 109,877
Less: Net income attributable to non-controlling interests	(135,121)	(93,700)
Net income attributable to Class A common stockholders—basic	23,465	16,177
Denominator		
Shares of Class A common stock held by Former Equity Owners	7,063,716	7,063,716
Shares of Class A common stock sold in this offering(a)	10,000,000	10,000,000
Vested portion of restricted stock units(b)	43,173	43,173
Weighted-average shares of Class A common stock outstanding—basic	17,106,889	17,106,889
Basic net income per share	$ 1.37	$ 0.95
Diluted net income per share:		
Numerator		
Net income available to Class A common shareholders—basic	$ 23,465	$ 16,177
Reallocation of net income assuming conversion of common units(c)	82,557	56,921
Net income attributable to Class A stockholders—diluted	106,022	73,098
Denominator		
Weighted-average shares of Class A common stock outstanding—basic	17,106,889	17,106,889
Weighted-average effect of dilutive securities(d)	64,955,886	64,955,886
Weighted-average shares of Class A common stock outstanding—diluted	82,062,775	82,062,775
Diluted net income per share	$ 1.29	$ 0.89

(a) We plan to use a portion of the net proceeds from this offering (assuming that the underwriters' option to purchase 1,704,545 additional shares of our Class A common stock is not exercised) to purchase 11,363,636 common units directly from CWGS, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and, in turn, CWGS, LLC intends to use the $230.4 million in net proceeds it receives from the sale of common units to Camping World Holdings, Inc. to repay a portion of the outstanding borrowings under our Term Loan Facility of approximately $200.4 million, and the remainder for general corporate purposes. The shares of Class A common stock sold in this offering and used in the calculation of basic net income per share and diluted net income per share above excludes the 1,363,636 weighted average shares of Class A common stock whose proceeds will be used for general corporate purposes. The following table sets forth the number of weighted-average shares of Class A common stock whose proceeds will be used for the purposes mentioned above.

Pay down of the Term Loan Facility	9,111,363
General corporate expenses	1,363,636
Subtotal	10,474,999
Underwriting discounts and commissions and expenses	888,637
Shares of Class A common stock sold in this offering	11,363,636

(b) In calculating pro forma basic net income per share for the year ended December 31, 2015 and the six months ended June 30, 2016, 43,173 shares of restricted stock units that we expect to grant to our directors and certain employees in connection with this offering that would have vested as of December 31, 2015 have been included. Unvested shares of stock options of 1,210,565 that we expect to grant to our directors and certain employees in connection with this offering have not been included in pro forma dilutive net income per share for the year ended December 31, 2015 or six months ended June 30, 2016 as their exercise price is equal to the initial public offering price per share of Class A common stock in this offering and therefore they have no effect on pro forma dilutive net income per share.

(c) The reallocation of net income assuming conversion of common units represents the tax effected net income attributable to non-controlling interests using the effective income tax rates described in footnote (4) and assuming all common units of CWGS, LLC were exchanged for Class A common stock at the beginning of the period. The common units of CWGS, LLC held by the Continuing Equity Owners are potentially dilutive securities and the computations of pro forma diluted net income per share assume that all common units of CWGS, LLC were exchanged for shares of Class A common stock at the beginning of the period. This adjustment was made for purposes of calculating pro forma diluted net income per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

(d) Includes (i) 64,835,914 outstanding shares of Class A common stock issuable upon the exchange of common units to be held by the Continuing Equity Owners prior to this offering and (ii) 119,972 unvested shares of restricted stock that we expect to grant to our directors and certain employees in connection with this offering.

(7) Pro forma as adjusted net income per share data represents pro forma net income per share data as adjusted to also give pro forma effect to the 1,363,636 weighted average shares whose proceeds were used for general corporate purposes in this offering, which were excluded in the calculation of pro forma net income per share data. The following table sets

forth a reconciliation of the numerators and denominators used to compute pro forma as adjusted basic and diluted net income per share:

(in thousands, except per share data)	Year ended December 31, 2015	Six months ended June 30, 2016
Pro forma as adjusted basic net income per share:		
Numerator		
Net income	$ 158,586	$ 109,877
Less: Net income attributable to non-controlling interests	(135,121)	(93,700)
Net income attributable to Class A common stockholders—basic	23,465	16,177
Denominator		
Shares of Class A common stock held by Former Equity Owners	7,063,716	7,063,716
Shares of Class A common stock sold in this offering(a)	11,363,636	11,363,636
Vested portion of restricted stock units(b)	43,173	43,173
Weighted-average shares of Class A common stock outstanding—basic	18,470,525	18,470,525
Pro forma as adjusted basic net income per share	$ 1.27	$ 0.88
Pro forma as adjusted diluted net income per share:		
Numerator		
Net income available to Class A common shareholders—basic	$ 23,465	$ 16,177
Reallocation of net income assuming conversion of common units(c)	82,557	56,921
Net income attributable to Class A stockholders—diluted	106,022	73,098
Denominator		
Weighted-average shares of Class A common stock outstanding—basic	18,470,525	18,470,525
Weighted-average effect of dilutive securities(d)	64,955,886	64,955,886
Weighted-average shares of Class A common stock outstanding—diluted	83,426,411	83,426,411
Pro forma as adjusted diluted net income per share	$ 1.27	$ 0.88

(a) We plan to use a portion of the net proceeds from this offering (assuming that the underwriters' option to purchase 1,704,545 additional shares of our Class A common stock is not exercised) to purchase 11,363,636 common units directly from CWGS, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and, in turn, CWGS, LLC intends to use the $230.4 million in net proceeds it receives from the sale of common units to Camping World Holdings, Inc. to repay a portion of the outstanding borrowings under our Term Loan Facility of approximately $200.4 million, and the remainder for general corporate purposes. The following table sets forth

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the number of weighted-average shares of Class A common stock whose proceeds will be used for the purposes mentioned above.

Pay down of the Term Loan Facility	9,111,363
General corporate expenses	1,363,636
Subtotal	10,474,999
Underwriting discounts and commissions and expenses	888,637
Shares of Class A common stock sold in this offering	11,363,636

(b)   In calculating pro forma as adjusted basic net income per share for the year ended December 31,2015 and the six months ended June 30, 2016, 43,173 shares of restricted stock units that we expect to grant to our directors and certain employees in connection with this offering that would have vested as of December 31, 2015 have been included. Unvested shares of stock options of 1,210,565 that we expect to grant to our directors and certain employees in connection with this offering have not been included in pro forma as adjusted dilutive net income per share for the year ended December 31, 2015 or six months ended June 30, 2016 as their exercise price is equal to the initial public offering price per share of Class A common stock in this offering and therefore they have no effect on pro forma as adjusted dilutive net income per share.

(c)   The reallocation of net income assuming conversion of common units represents the tax effected net income attributable to non-controlling interests using the effective income tax rates described in footnote (4) and assuming all common units of CWGS, LLC were exchanged for Class A common stock at the beginning of the period. The common units of CWGS, LLC held by the Continuing Equity Owners are potentially dilutive securities and the computations of pro forma as adjusted diluted net income per share assume that all common units of CWGS, LLC were exchanged for shares of Class A common stock at the beginning of the period. This adjustment was made for purposes of calculating pro forma as adjusted diluted net income per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

(d)   Includes (i) 64,835,914 outstanding shares of Class A common stock issuable upon the exchange of common units to be held by the Continuing Equity Owners prior to this offering and (ii) 119,972 unvested shares of restricted stock that we expect to grant to our directors and certain employees in connection with this offering.

(8)   As described in ''Use of Proceeds,'' we intend to use the net proceeds from this offering (assuming that the underwriters' option to purchase 1,704,545 additional shares of our Class A common stock is not exercised) to purchase 11,363,636 common directly from CWGS, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions. CWGS, LLC intends to use the $230.4 million in net proceeds it receives from the sale of common units to Camping World Holdings, Inc. to repay $200.4 million of outstanding borrowings under our Term Loan Facility and the remainder for general corporate purposes. Accordingly, pro forma adjustments have been made to reflect a reduction in interest expense of $11.8 million and $5.9 million for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, computed at weighted-average interest rates of 5.7% and 5.9%, respectively, in each case, as if the outstanding borrowings had been repaid on January 1, 2015, and a $4.7 million loss on debt repayment for the year ended December 31, 2015, comprised of the write off of unamortized original issue discount and capitalized finance costs.

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